**AUSTAL**

RECEIVED
2007 APR 13 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 March 2007

07022603

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Austal Limited – Ticker Symbol AUTLY

Dear Sirs:

Enclosed is a copy of the following documents, submitted to you in order to maintain our exemption pursuant to Rule 12g3.2(b) under the Securities Exchange Act of 1934.

- 19/02/07 - Austal Announces New Ferry Order
- 19/02/07 - Half Year Results Presentation
- 19/02/07 - Half Year Results
- 19/02/07 - Half Yearly Report And Half Year Accounts
- 26/02/07 - Austal Purchases Shipyard Facilities
- 16/03/07 - Austal Denies Large Contract Announcement
- 16/03/07 - Mr Bob Browning Appointed CEO Austal USA
-

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly

PROCESSED
APR 19 2007
THOMSON FINANCIAL

LLOYD SUMMERS
MARKETING OFFICER

Enclosures:
As above

100 Clarence Beach Road
Henderson
Western Australia 6166

Tel +61 8 9410 1111
Fax +61 8 9410 2564
sales@austal.com
www.austal.com

AUSTAL SHIPS PTY LTD ACN 079 160 679

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

2007 APR 13 A 11:27


ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney


**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/02/2007

TIME: 13:42:23

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Results Presentation

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL

# 1st Half 2007

# Results Presentation

AUSTAL

# 1st half highlights

- Net profit after tax $19.4 m
- Earnings per share 10.5 cents per share

- 2nd Littoral Combat Ship contract – $135m
- Award of multiple ferry order – $140m
- Extension to multiple ferry order – $60m

- Acquired 30% minority interest in US Operation

AUSTAL

# Recent Performance

| | 1H2005 | 2H2005 | 1H2006 | 2H2006 | 1H2007 |
|---|---|---|---|---|---|
| Revenue | 162.8 | 158.4 | 167.8 | 224.6 | 250.5 |
| EBIT | 23.6 | 17.7 | 19.7 | 26.8 | 23.1 |
| EBIT % | 14.5% | 11.2% | 11.7% | 11.9% | 10.3% |
| Profit before tax | 24.4 | 18.1 | 19.6 | 30.0 | 25.8 |
| Tax Expense | (3.1) | (4.5) | 1.1 | (6.5) | (5.9) |
| OEI | 0.3 | 0.3 | (2.1) | (1.4) | 0.5 |
| **Net Profit** | **21.6** | **13.9** | **18.6** | **22.1** | **19.4** |
| EPS (cents) | 11.2 | 7.3 | 11.3 | 10.8 | 10.3 |

$ millions unless stated

# AUSTAL

# Current Projects

**Australia**

RAN - 14 x 56 metre
Turkey - 88 metre
Turkey - 88 metre
Cruise vessel - 58 metre
Oman - 2 x 65 metre
Multiple Ferry Order
Multiple Ferry Order Option

**USA**

Hawaii - 107 metre
Hawaii - 107 metre
LCS - 127 metre
LCS - 127 metre



Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09

# Workforce


Employees
1,400
1,200
1,000
800
600
400
200
-
30 Jun 04
31 Dec 04
30 Jun 05
31 Dec 05
30 Jun 06
31 Dec 06
Australia
USA

AUSTAL

# Manpower - Australia

- Improved processes have increased domestic recruitment numbers and quality
- Staff retention initiatives continue to reduce turnover of existing staff
- Skilled migrant program has contributed significantly to growth in work force (currently employ 200 Filipino workers)
- More skilled migrant intakes planned this calendar year
- Production resources continue to grow at a healthy rate to meet continued customer demand

AUSTAL

# Productivity - Australia

- Implementation of the scoping study for full implementation of Advanced Shipbuilding (approx 30% complete)
- Full implementation expected during next 18 months
- Increased automation of simple tasks
- Increased "block" construction will result in more productive time
- New designs are now being undertaken in Ship Constructor
- Allows for less reliance on experienced highly skilled labour resources

AUSTAL

# Launch of 1st HSF



AUSTAL

# US Navy
# Littoral Combat Ship

- 1st vessel 50% complete with launch in December 2007.
- 2nd vessel awarded in December 2006 with construction to start in April 2007.
- Stop work on Lockheed Martin 2nd vessel.
- Congress has appropriated funds for 2 vessels in 2007.
- US Navy advise requirement for up to 55 vessels by 2020.
- Austal revenue share approx $135m per vessel.



AUSTAL **Littoral Combat Ship**



AUSTAL

# Statement by US Department of Defense

- *"the littoral combat ship program remains of critical importance to our Navy. With its great speed and interchangeable warfighting modules, the ship will provide unprecedented flexibility"* - **Admiral Mike Mullen, Chief of Naval Operations – 12 January 2007**

AUSTAL

# Potential large volumes of LCS vessels

- US Navy Budget proposes the following orders;
  - 2 in FY 2007 (Appropriated)
  - 3 in FY 2008 (Confirmation late 2007)
  - 6 in FY 2009
  - 6 in FY 2010
  - 6 in FY 2011

AUSTAL

# Joint High Speed Vessel Program

- US Navy / Army budget proposes;
  - 1 in FY 2008
  - 2 in FY 2009
  - 2 in FY 2010
  - 2 in FY 2011
  - 1 in FY 2012

Vessel value estimated at US$130m

AUSTAL

ASC

- Australian Submarine Corporation to be privatised
  - Holds up to 25 year submarine maintenance contract
  - Preferred builder for the $6 billion AWD contract
  - Reported $18.5m profit in 2005/06
- Timing
  - Commencement of sale process expected late 2007
  - Completion in mid – late 2008

AUSTAL

# Summary

Australian operations

- Operating at high capacity levels through to 1Q 2008
- Sound prospects in the commercial market beyond 2008 due to market leading position and diverse product range
- Increasing recognition and credibility as a defence supplier due to the RAN and LCS projects

# Summary (cont.)

<u>US Operations</u>

- Expanding rapidly with capacity sold through to end of 2009
- Potential long-term contract income through 2020 for the US$16.5 billion Littoral Combat Ship Project
- Bidder for the Joint High Speed Vessel Program with RFP expected to be released by April 2007
- Purchasing land for future manufacturing expansion
- Well placed for possible Katrina funding grant
- Significant improvement in staff retention and continued focus on skills training



100 Clarence Beach Road
Henderson
Western Australia 6166
Tel +61 8 9410 1111
Fax +61 8 9410 2564
sales@austal.com
www.austal.com

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 APR 13 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 26/02/2007

TIME: 10:33:42

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Purchase of Shipyard Facilities

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

# COMPANY ANNOUNCEMENT
## 26 February 2007

## AUSTAL PURCHASES SHIPYARD FACILITIES

Austal has finalised a contract to purchase the shipyard assets of John Fuglsang Developments Pty. Ltd., and related parties, located in Tasmania.

The value of these assets is approximately $10 million and Austal will immediately assume operational control of the shipyard. Negotiations will also commence with the incumbent workforce with regard to future opportunities.

**ENDS**

**For further information:**

Austal Public Relations
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

2007 APR 13 A 11:07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/02/2007

TIME: 13:42:22

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News release re Half Yearly Results

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

**ASX / NEWS RELEASE**
**19 FEBRUARY 2007**

# AUSTAL LIMITED
# HALF YEAR RESULTS

Austal Limited today released its half yearly results announcing a profit of $19.4 million after income tax and outside equity interests.

Revenue in the period increased by 49% over the corresponding previous period with an increase in operating profit before tax of 32%.

Executive Chairman, John Rothwell said:

"It is a pleasing result, particularly considering the huge growth the company has experienced in the US. The company's investment in staff training programmes has put Austal USA in a good position to deal with future orders."

The workforce has almost doubled in the US in the last 12 months and has gained on average an additional 35 new starters per month for the last 6 months.

In September, Austal purchased the minority interest in Austal USA resulting in a significant expansion strategy being implemented.

New contracts were confirmed in November and December respectively for multiple fast ferries to be built in Australia valued at $200 million and for the second 127 metre trimaran Littoral Combat Ship (LCS) for the US Navy valued at approximately $135 million.

Commenting on the future outlook, John Rothwell said:

"With the expanded workforce in both Australia and USA we are well positioned to deliver on the substantial order book ahead of us."

As at 31 December 2006, contracted commercial and defence orders will provide revenue of $750 million through to 2009.

**ENDS**

**For further information contact:**


John Rothwell, Executive Chairman

or

Greg Metcalf, US Business Development Manager

Telephone: 08 9410 1111

Facsimile: 08 9410 2564

www.austal.com

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/03/2007

TIME: 09:29:51

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints Austal USA CEO

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

**ASX / NEWS RELEASE**
**16 March 2007**

# MR BOB BROWNING APPOINTED CEO AT AUSTAL USA

The Executive Chairman of Austal Limited, Mr John Rothwell AO, today announced the appointment of Mr Bob Browning as Chief Executive Officer of Austal USA, effective mid August this year.

Mr Rothwell said Mr Browning would add substantial experience to Austal's existing executive team, and assist the company achieve its strategic growth plans across all sectors of the business.

Mr Browning has been a non-executive Director of the Company since September 2003. In his new executive position with the Company, he will be based in Mobile, Alabama, where Austal opened its US shipyard in 1999. He will retire as a Director upon commencing in his new role.

"We are pleased to welcome Bob to the executive team. His track record in Australia and the US reflects his ability to deliver strong shareholder value and corporate growth across a range of industries," Mr Rothwell said.

"In his most recent capacity, Bob took a company with a market capitalisation of around $350 million at the time of his appointment in 2001, to its present position as one of Australia's leading energy infrastructure companies, with a value now of over $7 billion.

"His experience in strategic development, sales, infrastructure management and team building will assist us achieve our goal to be a leading supplier and manufacturer of military and commercial vessels in the US."

Mr Rothwell said Mr Browning would focus initially on Austal's Littoral Combat Ship (LCS) program, the New Joint High Speed Vessel program which has a requirement for up to 12 vessels, and to explore opportunities for other US Defense programs.

Mr Browning will move from Perth to Mobile once he finalises his current commitments to his present employer, but no later than mid-July.

"I am very fortunate to have been offered this opportunity with Austal," Mr Browning said.

"Through my position as a non executive Director, I have come to appreciate first-hand the company's potential depth of market reach and unique product offerings, particularly in the US.

"As a developer of businesses and systems, I hope to add valuable input to the talented team who have proudly progressed the company to its present stage.

"It is the opportunity to make a great company better which most excites me. This has been a priority for me throughout my career and I am happy to be joining another dynamic group of people at Austal to assist them in achieving the same result.

"My wife and I have always intended to eventually move back to the US to be closer to our sons and our broader family. So the timing is perfectly suited to our planning.

"I have been very fortunate to have worked with an impressive group of people while I have lived in Australia. This opportunity provides me with a better ability to maintain those connections into the future."

**ENDS**

For further information, please contact:


| | |
|---|---|
| John Rothwell | Paul Downie |
| Executive Chairman | Porter Novelli |
| Telephone: 08 9410 1111 | 08 9386 1233 |
| Facsimile: 08 9410 2564 | 0414 947 129 |
| www.austal.com | |

**About Austal USA operations**

In 1999, Austal established a new US shipyard in Mobile, Alabama, to supply fast ferries for the US market.

In 2001, Austal supplied a 101m catamaran (Westpac Express) for use by the US Marines in Okinawa. It was through the use of the Westpac Express that the US Military increased its interest in the application for high speed vessels for military purposes.

In 2004 the US Department of Defense awarded a final design contract for the US Navy's Littoral Combat Ship (LCS) project to prime contractor Bath Iron Works, a General Dynamics company, which teamed with Austal as the Littoral Combat Ship designer and builder.

The first order for a US$223 million prototype – "Independence" - was successfully awarded to the General Dynamics Littoral Combat Ship Team in October 2005.

The US Navy LCS is based on the same 127 metre trimaran hullform of a revolutionary fast ferry delivered in 2005 that not only provided full scale validation for the LCS proposal but, by showing increased passenger comfort in operation, adds further impetus to the already strong interest being shown in trimarans by ferry and defence operators.

In December 2006 the US Navy confirmed its option for a second LCS. The new vessel is being built alongside "Independence", which is currently in an advanced stage of construction in Austal's Mobile, Alabama, USA shipyard.

The US Navy indicated a need for up to 55 US LCS vessels from its two chosen suppliers.

Austal presently employs nearly 1000 people at the Alabama shipyard. This is expected to increase to 3000 people over the next few years as the company gears up to full production to meet the requirements of the LCS program.

ASX
AUSTRALIAN SECURITIES EXCHANGE



ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/03/2007

TIME: 10:07:28

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Denies large contract announcement

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

**ASX / NEWS RELEASE**
**16 March 2007**

---

## AUSTAL DENIES LARGE CONTRACT ANNOUNCEMENT

---

As a result of media speculation Austal denies there will be an announcement of a large vessel contract today.

**ENDS**

For further information, please contact:

John Rothwell
Executive Chairman
Telephone: 08 9410 1111
Facsimile: 08 9410 2564
www.austal.com

ASX

AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 APR 13 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/02/2007

TIME: 11:08:30

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

New Ferry Order

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

**COMPANY ANNOUNCEMENT**
**19 February 2007**

# AUSTAL ANNOUNCES NEW FERRY ORDER

An unconditional contract has been confirmed for the supply of two 47.5 metre high speed aluminium passenger ferries for Hong Kong operator New World First Ferry Services Limited (Macau).

The value of the order is approximately $36 million with delivery in the second half of 2008.

These new ferries will operate on the Hong Kong to Macau route and follow on from the previous successful delivery of five similar fast ferries to New World First Ferry.

This new contract is not related to the recently announced order for multiple high speed passenger ferries.

**ENDS**

**For further information:**

Austal Public Relations
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com

ASX

AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

2007 FEB 13 A 11: 47

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/02/2007

TIME: 13:39:37

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

**APPENDIX 4D**
**HALF-YEAR REPORT**

**AUSTAL LIMITED**
**A.B.N. 73 009 250 266**

**FOR THE PERIOD ENDED 31 DECEMBER 2006**

1. The reporting period is 1 July 2006 to 31 December 2006. The previous corresponding period is 1 July 2005 to 31 December 2005. Both of these periods comply with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS').

2. Results for announcement to the market

| | | | $A'000 |
|---|---|---|---|
| 2.1 | Revenue from ordinary activities | up 49.3% | to 249,954 |
| 2.2 | Profit (loss) from ordinary activities after tax attributable to members | up 4.3% | to 19,434 |
| 2.3 | Net profit (loss) for the period attributable to members | up 4.3% | to 19,434 |

2.4 Dividend distributions

No dividend will be payable with respect to the interim period to 31 December 2006.

2.5 Record date for determining entitlements to the dividends — N/A

2.6 Explanation of figures in 2.1 to 2.4 that may be required

The revenue from the Australian operations increased by 45% and the US operations by 58%, giving an overall increase in revenue of 49% compared with the same period the previous year.

The Group profit before tax of $25.8 million has increased by 32% over the corresponding prior year period. Production efficiency in the USA has been effected by the rapid expansion of the workforce.

In September 2006 the outside minority interest in Austal USA LLC was purchased for $20.6 million.

3. Net tangible assets per ordinary security

| | |
|---|---|
| Current period (cents/share) | 94.3 |
| Previous corresponding period (cents/share) | 89.0 |

4. Control gained or lost over entities during the period

   In September 2006, the outside minority interest in Austal USA LLC was purchased for $20.6 million.

5. Details of dividends or distributions. N/A

6. Details of dividend or distribution reinvestment plans. N/A

7. Details of associates and joint venture entities. N/A

8. Accounting standards used by foreign entities.

   The financial statements of subsidiaries are prepared for the same reporting period as the parent company according to Australian equivalents to International Reporting Standards, using consistent accounting policies.

9. Qualifications of audit/review No qualifications

AUSTAL

LIMITED

*Half-Year Report 2007*

# Contents

# Directors' Report

The Board of Directors of Austal Limited submit their report for the half-year ended 31 December 2006.

**Directors**
The names of the directors in office during the half-year and until the date of this report are:

J Rothwell (Chairman)
M J Atkinson
C J Norman
J H Poynton
R Browning
D Amara

Unless indicated otherwise, all directors held their position as a director throughout the entire half-year and up to the date of this report.

**Principal Activities**
The principal activities of the consolidated entity during the financial half-year are the design and manufacture of high performance vessels. These activities are unchanged from the previous year.

**Results**
The profit of the consolidated entity for the half-year was $19.4 million after income tax and minority interests.

**Review of Operations**
The revenue from the Australian operations increased by 45% and the US operations by 58%, giving an overall increase in revenue of 49% compared with the same period the previous year.

The Group profit before tax of $25.8 million has increased by 32% over the corresponding prior year period. Production efficiency in the USA has been affected by the rapid expansion of the workforce.

In September 2006 the outside minority interest in Austal USA LLC was purchased for $20.6 million.

**Significant Events After Half-Year End**
There were no significant events occurring after period end.

**Rounding of Amounts**
The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

**Auditor's Independence Declaration**
We have obtained an independence declaration from our auditors, Ernst & Young which is on page 3 and forms part of the Directors' Report.

This report has been made in accordance with a resolution of directors.

J ROTHWELL AO
Director

M J ATKINSON
Director

Dated at Henderson this 19 day of FEBRUARY 2007

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

**Auditor's Independence Declaration to the Directors of Austal Limited**

In relation to our review of the financial report of Austal Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Robert Kirkby
Partner
Perth
19 February 2007



RK:MJ:AUSTAL:046

# Condensed Income Statement
## FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

| | Note | CONSOLIDATED 31 December 2006 $'000 | 31 December 2005 $'000 |
|---|---|---|---|
| **Continuing operations** | | | |
| Revenue | 3 | 249,954 | 167,388 |
| Other income | 3 | 554 | 1,808 |
| Expenses (excluding finance costs) | 3 | (223,429) | (147,797) |
| Finance costs | 3 | (1,259) | (1,758) |
| **Profit from continuing operations before income tax** | | 25,820 | 19,641 |
| Income tax (expense)/benefit | | (5,924) | 1,064 |
| **Profit from continuing operations after income tax** | | 19,896 | 20,705 |
| Profit attributable to minority interest | | 462 | 2,079 |
| **Profit attributable to members of parent** | | 19,434 | 18,626 |
| Earnings per share (cents per share) | | | |
| - basic for profit for the half-year attributable to ordinary equity holders of the parent | | 10.48 | 11.41 |
| - diluted for profit for the half-year attributable to ordinary equity holders of the parent | | 10.34 | 11.28 |

# Condensed Balance Sheet

## AS AT 31 DECEMBER 2006

| | Note | CONSOLIDATED As at 31 December 2006 $'000 | As at 30 June 2006 $'000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | | 83,367 | 91,742 |
| Trade and other receivables | | 9,213 | 61,069 |
| Inventories | | 120,906 | 65,846 |
| Prepayments | | 1,073 | 7,293 |
| Derivatives | | 16,540 | 6,563 |
| **Total Current Assets** | | 231,099 | 232,513 |
| **Non-Current Assets** | | | |
| Cash and cash equivalents | | 6,860 | 6,741 |
| Trade and other receivables | | 9,940 | 11,269 |
| Property, plant and equipment | | 88,813 | 87,139 |
| Derivatives | | 985 | 28 |
| Intangible assets | | 483 | 671 |
| Deferred tax asset | | 9,396 | 4,762 |
| **Total Non-Current Assets** | | 116,477 | 110,610 |
| **TOTAL ASSETS** | | 347,576 | 343,123 |
| **LIABILITIES** | | | |
| **Current Liabilities** | | | |
| Trade and other payables | | 41,255 | 34,587 |
| Interest bearing loans and borrowings | | 8,664 | 8,484 |
| Income tax payable | | 8,499 | 3,660 |
| Provisions | | 18,991 | 21,561 |
| Government grants | | 315 | - |
| Derivatives | | 360 | 767 |
| Other – progress payments in advance | | 32,235 | 33,454 |
| **Total Current Liabilities** | | 110,319 | 102,513 |
| **Non-Current Liabilities** | | | |
| Interest-bearing loans and borrowings | | 28,467 | 32,171 |
| Deferred tax liabilities | | 14,746 | 4,817 |
| Provisions | | 3,135 | 1,074 |
| Government grants | | 12,060 | 13,483 |
| Derivatives | | 100 | 834 |
| **Total Non-Current Liabilities** | | 58,508 | 52,379 |
| **TOTAL LIABILITIES** | | 168,827 | 154,892 |
| **NET ASSETS** | | 178,749 | 188,231 |
| **EQUITY** | | | |
| **Equity attributable to equity holders of the parent** | | | |
| Contributed equity | 5 | 37,133 | 33,858 |
| Retained earnings | | 146,858 | 148,213 |
| Other reserves | | (5,242) | 2,376 |
| **Parent interests** | | 178,749 | 184,447 |
| **Minority interests** | | - | 3,784 |
| **TOTAL EQUITY** | | 178,749 | 188,231 |

# Condensed Cash Flow Statement

**FOR THE HALF-YEAR ENDED 31 DECEMBER 2006**

| | Note | CONSOLIDATED | |
|---|---|---|---|
| | | 31 December 2006 $'000 | 31 December 2005 $'000 |
| **Cash Flows from operating activities** | | | |
| Receipts from customers | | 272,420 | 172,159 |
| Payments to suppliers and employees | | (239,092) | (145,538) |
| Receipts of government grants | | 331 | 8,412 |
| Interest received | | 3,983 | 1,647 |
| Borrowing costs paid | | (1,258) | (1,756) |
| GST refunded/(paid) | | (1,705) | 195 |
| Income tax refunded | | - | 58 |
| **Net cash flows from/(used in) operating activities** | | 34,679 | 35,177 |
| **Cash Flows from investing activities** | | | |
| Proceeds from sale of property, plant and equipment | | 129 | 107 |
| Purchase of property, plant and equipment | | (6,813) | (11,431) |
| Purchase of intangible assets | | (53) | (233) |
| Purchase of minority interest in controlled entity | | (20,627) | - |
| **Net cash flows used in investing activities** | | (27,364) | (11,557) |
| **Cash Flows from financing activities** | | | |
| Costs of share buy-back | | - | (614) |
| Proceeds from borrowings | | 1,019 | 7,167 |
| Repayment of borrowings | | (7,256) | (2,476) |
| Equity dividends paid | | (20,789) | (17,009) |
| Loan advanced - others | | 3,275 | 1,096 |
| Security deposit paid | | - | (6,824) |
| **Net cash flows from/(used in) financing activities** | | (23,751) | (18,660) |
| Net increase/(decrease) in cash and cash equivalents | | (16,436) | 4,960 |
| Net foreign exchange difference | | (1,285) | 416 |
| Cash and cash equivalents at beginning of period | | 101,088 | 79,502 |
| **Cash and cash equivalents at end of period** | 11 | 83,367 | 84,878 |

# Condensed Statement of Changes in Equity

**FOR THE HALF-YEAR ENDED 31 DECEMBER 2006**

| | *Attributable to equity holders of the parent* | | | | | *Minority interest* | *Total equity* |
|---|---|---|---|---|---|---|---|
| | *Issued capital $'000* | *Reserved shares * $'000* | *Retained earnings $'000* | *Other Reserves $'000* | *Total $'000* | *$'000* | *$'000* |
| CONSOLIDATED | | | | | | | |
| **At 1 July 2005** | 40,649 | (8,491) | 124,586 | 371 | 157,115 | 201 | 157,316 |
| Application of AASB 132 and 139 | - | - | - | 5,070 | 5,070 | 44 | 5,114 |
| Currency translation differences | - | - | - | 135 | 135 | 58 | 193 |
| Net gains/(losses) on cash flow hedges | - | - | - | (4,344) | (4,344) | - | (4,344) |
| Profit for the period | - | - | 18,626 | - | 18,626 | 2,035 | 20,661 |
| Share buy-back | (615) | - | - | - | (615) | - | (615) |
| Exercise of options | - | 1,096 | - | - | 1,096 | - | 1,096 |
| Cost of share-based payment | - | - | - | 16 | 16 | - | 16 |
| Equity dividends | - | - | (17,009) | - | (17,009) | - | (17,009) |
| **As at 31 December 2005** | 40,034 | (7,395) | 126,203 | 1,248 | 160,090 | 2,338 | 162,428 |
| | | | | | | | |
| **As at 1 July 2006** | 40,034 | (6,176) | 148,213 | 2,376 | 184,447 | 3,784 | 188,231 |
| Currency translation differences | - | - | - | (786) | (786) | (75) | (861) |
| Net gains/(losses) on cash flow hedges | - | - | - | 9,300 | 9,300 | 301 | 9,601 |
| Profit for the period | - | - | 19,434 | - | 19,434 | 462 | 19,896 |
| Exercise of options | - | 3,275 | - | - | 3,275 | - | 3,275 |
| Cost of share-based payment | - | - | - | 23 | 23 | - | 23 |
| Premium on acquisition of minority interest in controlled entity | - | - | - | (16,155) | (16,155) | (4,472) | (20,627) |
| Equity dividends | - | - | (20,789) | - | (20,789) | - | (20,789) |
| **As at 31 December 2006** | 40,034 | (2,901) | 146,858 | (5,242) | 178,749 | - | 178,749 |

*Reserved shares are in relation to the Austal Group Management Share Plan.

# Notes to the Half-Year Financial Statements

**FOR THE HALF-YEAR ENDED 31 DECEMBER 2006**

## 1 CORPORATE INFORMATION

The half-year financial report of Austal Limited (the Company) for the period ended 31 December 2006 was authorised for issue in accordance with a resolution of the directors on 19 February 2007.

Austal Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian stock exchange.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Austal Limited as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Austal Limited and its controlled entities during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and Australian Stock Exchange Listing Rules.

**(a) Basis of preparation**

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

**(b) Significant accounting policies**

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2006, except for the adoption of amending standards and UIG Interpretations effective for annual reporting periods beginning on or after 1 January 2006, as described below. The following standards and UIG Interpretations adopted are relevant to the Group's operations:

# Notes to the Half-Year Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (b) Significant accounting policies (continued)

| Reference | Title | Summary | Application date of standard | Impact on Group accounting policies | Application date of Group |
|---|---|---|---|---|---|
| AASB 2005-1 | Amendments to Australian Accounting Standard | Amendment to AASB 139 to allow the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in certain circumstances. | For annual reporting periods beginning on or after 1 January 2006 | For the half-year ended 31 December 2006, there has been no financial impact. | 1 July 2006 |
| AASB 2005-5 | Amendments to Australian Accounting Standards [AASB 1 & AASB 139] | Consequential amendments made to AASB 1 due to the issue of UIG Interpretations 4 *Determining whether an Arrangement contains a Lease*. Consequential amendments made to AASB 139 due to the issue of UIG Interpretations 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*. | For annual reporting periods beginning on or after 1 January 2006 | These requirements are consistent with the Group's existing accounting policies. Therefore, there has been no impact. | 1 July 2006 |
| AASB 2005-6 | Amendments to Australian Accounting Standards [AASB 3] | The definition of 'contribution by owners' is removed and the AASB 3 scope exclusion for business combinations involving entities or businesses under common control is adopted. | For annual reporting periods beginning on or after 1 January 2006 | These requirements relate to transactions that the Group has not entered into and therefore there has been no impact. | 1 July 2006 |
| AASB 2006-1 | Amendments to Australian Accounting Standards [AASB 121] | The amendment clarifies the requirements relating to an entity's investment in foreign operations and assists the financial reporting of entities with investments in operations that have a different functional currency. | For annual reporting periods beginning on or after 31 December 2006 | These requirements are consistent with the Group's existing accounting policies. Therefore, there has been no impact. | 1 July 2006 |
| UIG 4 | Determining whether an Arrangement contains a Lease | Specifies criteria for determining whether an arrangement is, or contains, a lease. | For annual reporting periods beginning on or after 1 January 2006 | These requirements are consistent with the Group's existing accounting policies. Therefore, there has been no impact. | 1 July 2006 |

# Notes to the Half-Year Financial Statements

**FOR THE HALF-YEAR ENDED 31 DECEMBER 2006**

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) **Significant accounting policies (continued)**

The following amendments are not applicable to the Group and therefore have no impact.

| AASB Amendment | Affected Standard(s) |
|---|---|
| 2004-3 | AASB 1 :*First time adoption of AIFRS,* AASB 101: *Presentation of Financial Statements,* AASB 124: *Related Party Disclosures* |
| 2005-3 | AASB 119: *Employee Benefits* |
| 2005-4 | AASB 139: *Financial Instruments: Recognition and Measurement,* AASB 132: *Financial Instruments: Disclosure and Presentation,* AASB 1: *First-time adoption of AIFRS,* AASB 1023: *General Insurance Contracts* and AASB 1028: *Life Insurance Contracts* |
| 2005-9 | AASB 4: *Insurance Contracts,* AASB 1023: *General Insurance Contracts,* AASB 139: *Financial Instruments: Recognition and Measurement* and AASB 132: *Financial Instruments: Disclosure and Presentation* |
| 2006-3 | AASB 1045: *Land under Roads* |
| New Standard | AASB 119: *Employee Benefits* |
| New UIG | UIG 5: *Rights to Interests in Decommissioning, Restoration and Environmental Rehabilitation Funds* |
| New UIG | UIG 6: *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment* |
| New UIG | UIG 7: *Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies* |
| New UIG | UIG 8: *Scope of AASB 2* |
| New UIG | UIG 9: *Reassessment of Embedded Derivatives* |

(c) **Basis of consolidation**

The consolidated financial statements comprise the financial statements of Austal Limited and its subsidiaries ('the Group').

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Financial statements of foreign controlled entities presented in accordance with overseas accounting principles are, for consolidation purposes, adjusted to comply with group policy and generally accepted accounting principles in Australia.

The minority interest represented the portion of profit or loss and net assets in Austal USA not held by the Group.

The acquisition of the minority interest in Austal USA LLC has been accounted for as an equity transaction in the consolidated financial statements in accordance with AASB 127 "Consolidated and Separate Financial Statements". As a result, the carrying amount of the minority interest was adjusted to reflect the proportionate change in their ownership of the subsidiary's net assets, and the difference between the amount by which the minority interest was adjusted and the consideration paid was recognised directly in equity.

# Notes to the Half-Year Financial Statements

**FOR THE HALF-YEAR ENDED 31 DECEMBER 2006**

| | CONSOLIDATED | |
|---|---|---|
| | *31 December 2006 $'000* | *31 December 2005 $'000* |
| **3. REVENUE AND EXPENSES** | | |

**Specific Items**

Profit before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the performance of the entity:

| | 31 December 2006 $'000 | 31 December 2005 $'000 |
|---|---|---|
| **(i) Revenue** | | |
| Construction contract revenue | 236,033 | 156,524 |
| Charter revenue | 8,761 | 8,523 |
| Rental revenue | - | 10 |
| Sale of scrap | 1,177 | 593 |
| Finance income | 3,983 | 1,738 |
| Total revenue | 249,954 | 167,388 |
| **(ii) Other income** | | |
| Government grants | 331 | 1,421 |
| Other income | 223 | 387 |
| Total other income | 554 | 1,808 |
| **(iii) Expenses** | | |
| Cost of sales – construction contract | 203,585 | 130,621 |
| Marketing expenses | 2,999 | 2,513 |
| Administrative expenses | 7,028 | 6,749 |
| Chartering expenses | 9,817 | 7,914 |
| Total expenses | 223,429 | 147,797 |
| **(iv) Finance costs** | | |
| Interest paid to unrelated parties | 1,242 | 1,211 |
| Other borrowing costs | 17 | 547 |
| | 1,259 | 1,758 |
| The above expenses include: | | |
| Depreciation of non-current assets | 2,329 | 1,687 |
| Amortisation of intangible assets | 234 | 172 |
| Loss/(profit) on disposal of property, plant and equipment | (57) | 37 |
| Net foreign exchange losses/(gains) | 550 | 1,325 |

**(v) Seasonality of Operations**

There were no seasonal or cyclical factors.

**4. DIVIDENDS PAID AND PROPOSED**

| | 31 December 2006 $'000 | 31 December 2005 $'000 |
|---|---|---|
| **Equity dividends on ordinary shares:** | | |
| Dividends paid during the half-year | | |
| Final franked dividend for the financial year ended 30 June 2006: 11 cents [2005: 9 cents] | 20,789 | 17,009 |

# Notes to the Half-Year Financial Statements

For the half-year ended 31 December 2006

| | CONSOLIDATED 31 December 2006 $'000 | 30 June 2006 $'000 |
|---|---|---|
| **5. CONTRIBUTED EQUITY** | | |
| Ordinary shares (i) | 40,034 | 40,034 |
| Reserved shares (ii) | (2,901) | (6,176) |
| | 37,133 | 33,858 |
| *(i) Ordinary shares* | | |
| Issued and fully paid | 40,034 | 40,034 |

| | Number in Thousands | $'000 |
|---|---|---|
| *Movements in ordinary shares on issue* | | |
| At 1 July 2006 | 188,991 | 40,034 |
| At 31 December 2006 | 188,991 | 40,034 |
| *(ii) Reserved shares* | | |
| At 1 July 2006 | (6,362) | (6,176) |
| Options exercised | 2,449 | 3,275 |
| At 31 December 2006 | (3,913) | (2,901) |

## 6. SEGMENT REPORTING

The consolidated entity's primary basis of segment reporting is by business segment. The Group operates primarily in one business segment being the manufacture of high performance vessels.

## 7. MINORITY INTEREST

In September 2006, the minority interest in Austal USA LLC was purchased for $20.6 million. This acquisition has been accounted for as an equity transaction in the consolidated financial statements. As a result, the carrying amount of the minority interest was adjusted to reflect the proportionate change in their ownership of the subsidiary's net assets, and the difference between the amount by which the minority interest was adjusted and the consideration paid was recognised directly in equity.

## 8. SHARE OPTION PLAN

In July 2006, a share option plan was introduced for senior managers. Eligibility for the plan is linked to employee performance. The exercise of the options will vest after 3 years subject to meeting the company performance criteria. The options will become exercisable between 17 July 2009 and 17 July 2013. During the half-year, 140,000 share options were granted to a senior executive. The fair value of the options granted is estimated as at the date of the grant using a binomial model, taking into account the terms and conditions upon which the options were granted as follows:

| | |
|---|---|
| Grant date | 17 July 2006 |
| Fair value of option $/option | 0.66 |
| Expected volatility % | 38 |
| Risk free interest rate % | 5.7 |
| Expected life (years) | 7 |

## 9. CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, a customer has taken legal action for an unspecified amount over the construction and warranty of a vessel delivered in 2006. The Board is of the opinion that the company has met its obligations under the contract and will be successful in defending any action brought against the company.

There were no other material changes in contingent liabilities or contingent assets since the last annual reporting date.

# Notes to the Half-Year Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

## 10. EVENTS AFTER THE BALANCE SHEET DATE

There were no material events occurring after period end requiring disclosure.

## 11. ADDITIONAL INFORMATION

**Reconciliation of Cash**

For the purposes of the Condensed Cash Flow Statement, cash and cash equivalents, net of cash held as a guarantee, comprise the following at 31 December:

| | *CONSOLIDATED* | |
|---|---|---|
| | *31 December 2006* *$'000* | *30 June 2006* *$'000* |
| Cash at bank and in hand | 90,227 | 98,483 |
| Less: restricted cash held as a guarantee - non-current | (6,860) | (6,741) |
| | 83,367 | 91,742 |

# Director's Declaration

The directors declare that in their opinion:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2006 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This statement has been made in accordance with a resolution of directors.

On behalf of the Board.

J ROTHWELL AO
Director

M J ATKINSON
Director

Dated at Henderson this 19 day of FEBRUARY 2007

ERNST & YOUNG

- The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

- Tel 61 8 9429 2222
Fax 61 8 9429 2436

**To the members of Austal Limited**
**Report on the Half-Year Condensed Financial Report**

We have reviewed the accompanying half-year ended 31 December 2006 financial report of Austal Limited and the entities it controlled during the half-year, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the period ended on that date, other selected explanatory notes and the directors' declaration.

*Directors' Responsibility for the Half-Year Financial Report*
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's Responsibility*
Our responsibility is to express a conclusion on the half-year ended 31 December 2006 financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of Austal Limited and the entities it controlled during the half-year ended 31 December 2006, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

*Independence*
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

*Conclusion*

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Austal Limited and the entities it controlled during the half-year ended 31 December 2006, is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Robert Kirkby
Partner
Perth
19 February 2007

END